1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 18, 2025

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,802

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,802 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares MSCI World Small-Cap ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on February 25, 2025. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	As requested, the Trust will provide a completed fee table and cost example for each Fund at least five business days prior to the effective date of the registration statement.

Comment 2:	In the chart describing fund operating expenses, it is noted that AFFE is deemed an operating expense. Please clarify in a footnote to the chart.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

March 18, 2025

Response:	The Trust respectfully notes that AFFE is not an operating expense of the Fund but is included in Annual Fund Operating Expenses in accordance with Form N-1A. In addition, the Trust respectfully notes that Footnote 1 to the Fees and Expenses table currently includes the following disclosure to clarify that operating expenses paid by BFA under the Investment Advisory Agreement exclude AFFE: “Operating expenses paid by BFA under the Investment Advisory Agreement exclude acquired fund fees and expenses, if any.”

Comment 3:	In the Principal Investment Strategies section, please disclose the index rebalancing and reconstitution process, including frequency thereof, and explain how and when the index changes.

Response:	The Trust confirms that the Underlying Index is rebalanced quarterly and has included the following disclosure in the Principal Investment Strategies:

The Underlying Index is reviewed and rebalanced quarterly in February, May, August and November. During each index review, the investable equity universe is updated and the market segment size is recalculated as determined by the Index Provider.

Comment 4:	On pages S-5 through S-6, the Staff notes that “Financial Companies Risk” is listed as a principal risk and that on page S-6 “Industrial Companies Risk” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. If the Trust anticipates significant investment in these sectors, please add corresponding strategy disclosure to the Principal Investment Strategies section.

Response:	The Trust notes that the “Financial Companies Risk” and “Industrial Companies Risk” are disclosed as principal risks of the Fund due to the Underlying Index’s current level of exposure to securities of companies in these sectors, which is likely to change over time as noted in the Principal Investment Strategies. As a result, the Trust respectfully declines to add disclosure that investing in financial companies and industrial companies are principal investment strategies of the Fund.

*    *    *

Securities and Exchange Commission

March 18, 2025

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Tim Kahn

DeCarlo McLaren

Michael Foland

Michael Gung

Toree Ho

Luis Mora

George Rafal

Eli Schwartz